United States securities and exchange commission logo





                             December 23, 2021

       Karl Brenza
       Chief Executive Officer
       Mars Acquisition Corp.
       Americas Tower
       1177 Avenue of The Americas
       Suite 5100
       New York, NY 10036

                                                        Re: Mars Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
24, 2021
                                                            CIK No. 00001892922

       Dear Mr. Brenza:

             We have limited our review of your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. We note that a majority of your executive officers and directors are located in or have significant ties to
China/Hong Kong. We further note your disclosure on pages 62 - 73 that indicates you are
seeking to acquire a company that may be based in China in an initial business
combination. Please disclose this prominently on the prospectus cover page. Your disclosure
also should describe the legal and operational risks associated with being based in or
acquiring a company that does business in China. Your disclosure should make clear
whether these risks could result in a material change in your or the
 Karl Brenza
FirstName LastNameKarl
Mars Acquisition Corp. Brenza
Comapany23,
December  NameMars
              2021 Acquisition Corp.
December
Page 2    23, 2021 Page 2
FirstName LastName
         target company   s post-combination operations and/or the value of
your common stock or
         could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions
         by China   s government, such as those related to the use of variable interest entities and
         data security or anti-monopoly concerns, has or may impact the company s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding
         Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Provide a description of how cash is or will be transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under any VIE agreements. In addition, state whether any transfers, dividends, or distributions have been made to date.
3. Given that you may acquire a company based in China, Hong Kong or Macau, please revise your cover page to note the risk that the PCAOB cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and describe how the Holding Foreign Companies Accountable Act will impact your company on a post-combination basis.
Prospectus Summary, page 2

4. Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the
company   s operations
         may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
         Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
5. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors that may apply after a business combination with a company based in
         China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent
 Karl Brenza
FirstName LastNameKarl
Mars Acquisition Corp. Brenza
Comapany23,
December  NameMars
              2021 Acquisition Corp.
December
Page 3    23, 2021 Page 3
FirstName LastName
         company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
6. In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations are in China poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
7. Please disclose whether you are required to obtain any approvals to operate or to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
8. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor or the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Risk Factors, page 30

9. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
10.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         the business of any China-based company that you may target for an initial business
 Karl Brenza
FirstName LastNameKarl
Mars Acquisition Corp. Brenza
Comapany23,
December  NameMars
              2021 Acquisition Corp.
December
Page 4    23, 2021 Page 4
FirstName LastName
         combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
11. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.
12. We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies
         Accountable Act and as a result an exchange may determine to delist your securities.
13. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted. Please also revise to note that the Commission adopted final rules on December 2, 2021 implementing the Holding Foreign Companies Accountable Act.
Uncertainties exist with respect to the interpretation and implementation of the Foreign
Investment Law..., page 63

14. We note your disclosure on page 63 and elsewhere in your filing that you may control and receive economic benefits of a company's business operations through VIE agreements that would be designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note that you would be the primary beneficiary of the
         VIE. However, you or your investors would not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of any VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that may accrue to you because of the
         VIE should be limited to and clearly describe the conditions you will need to meet for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for
 Karl Brenza
Mars Acquisition Corp.
December 23, 2021
Page 5
      accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law. Please revise here as well as the cover page and the prospectus summary.
       You may contact Stacie Gorman at 202-551-3585 or Mary Beth Breslin at 202-551-3625
with any questions.



                                                            Sincerely,
FirstName LastNameKarl Brenza
                                                            Division of
Corporation Finance
Comapany NameMars Acquisition Corp.
                                                            Office of Real
Estate & Construction
December 23, 2021 Page 5
cc:       Fang Liu, Esq.
FirstName LastName